Item 77C - Money Market VIP (a series of DWS Variable
Series I)

Registrant incorporates by reference the Proxy Statement of DWS
Variable Series II filed on August 28, 2006 (Accession No.
0001193125-06-180670).

A Special Meeting of Shareholders (the "Meeting") of Money
Market VIP was held on October 19, 2006, at the offices of Deutsche Investment Management Americas Inc., 345 Park
Avenue, New York, New York 10154. At the Meeting, the following matter was voted upon by the shareholders (the resulting votes are presented below).

1.	To approve an Agreement and Plan of Reorganization and
the transactions it contemplates, including the transfer of all of the assets of Money Market VIP, a series of DWS Variable Series I, to DWS Money Market VIP, a series of
DWS Variable Series II, in exchange for shares of DWS
Money Market VIP and the assumption by DWS Money
Market VIP of all of liabilities of Money Market VIP, and the distribution of such shares, on a tax-free basis for federal income tax purposes, to the shareholders of Money Market VIP in complete liquidation and termination of Money Market VIP.

For
Against
Abstain
Broker Non-
Votes*
48,059,440.623
2,769,355.205
7,230,710.389
0.000

*	Broker non-votes are proxies received by the Fund from brokers or nominees when the broker or nominee neither has received instructions from the beneficial owner or other persons entitled to vote nor has discretionary power to vote on a particular matter.





G:\sec_reg\NSAR\2006\123106\DWS VS I Money Market VIP - Item 77C.doc